Exhibit 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	FOURTH QUARTER 2007

CHANGE PROJECTED FOR 2008…

Management is projecting a total distribution from operating cash flow of about $23 per partnership unit for 2008. The distribution projection assumes stable revenue from all of the properties, except for Blockbuster, Daytona’s and Popeye’s. As noted in Property Highlights on page 2 of this Newsletter, the leases on Blockbuster and Daytona’s are set to expire early this year and 2008 projections do not include any revenue from these properties beyond the terms of the expiring leases. Due to past defaults by Popeye’s, the 2008 projections do not include monthly cash collections from the tenant. The amount actually distributed to investors will be increased by any revenue derived from the Blockbuster’s and Denny’s properties after the expiration of the leases, and any cash collections from Popeye’s. Distributions will be decreased by tenant delinquencies (other than Popeye’s), or other adverse developments impacting the Partnership.

As noted in Property Highlights, the sale of the Wendy’s property in Charleston is projected to take place during the Second Quarter of 2008, although there is no assurance that the sale will be completed. If the sale is consummated, net proceeds of about $23 per unit would be distributed to investors, and is not included in the projected distributions from operating cash flow above.

Two other properties are listed for sale (see Property Highlights on page 2), and if they are sold this would positively impact the distributions.

SECOND QUARTER OF 2007 DISTRIBUTION HIGHER THAN PROJECTED…

The Fourth Quarter of 2007 distribution of $375,000 (approximately $8.10 per unit) is higher than the re-projected distribution of $290,000 ($6.27 per unit). The increase is primarily due to the December land easement sale at the Popeye’s- Park Forest property and the Fourth Quarter collections of current and past due rent and property tax escrow payments from Popeye’s. (See Property Highlights on page 2)

2007 CASH FLOW DISTRIBUTION HIGHLIGHTS…
• $2,855,000 distributed for the four Quarters of 2007, which is $1,585,000 higher than originally projected.

•     The approximate annualized “operating return” for the four Quarters of 2007 was approximately 8.1%, based on the 12/31/06 Net Asset Value of $405 and the adjusted (net of Sunrise Preschool property sold) 12/31/06 Net Asset Value of $372 (See Questions & Answers on page 2 for discussion of NAV).

•     The total distributions represent $62.34 per unit, and included approximately $33 per unit in “return of capital” (predominantly Sunrise Preschool, Phoenix, AZ property net sale proceeds which were distributed in August of 2007).

•     $1,452 to $1,302 range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

AUDIT AND TAX PREPARATION…

In December, we engaged our current public accounting firm of McGladrey and Pullen, LLP to perform the 2007 audit and 2008 interim quarterly reviews. The Partnership separately engaged M&P affiliate, RSM McGladrey, Inc., to provide tax consultation and return preparation services related to 2007.

SEE INSIDE
Property Highlights	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	4 Q 07

PROPERTY HIGHLIGHTS

PROPERTIES HELD FOR SALE

•

Ogden, Utah (operates as Blockbuster Video): A new agreement for the sale of the property was executed with a broker in December (current asking price is $1,250,000). Approximately $21,000 in roofing expenditures on the property were capitalized in the Second Quarter of 2007. The lease on the property expires as of January 31, 2008, and Management did not include a renewal or a new tenant in the 2008 budget. Management will work with the broker in 2008 to negotiate either a sale of the property; a lease renewal; or a new tenant lease.

•

1515 Savannah Hwy., Charleston, South Carolina (operated as a Wendy’s restaurant): The tenant informed us that the facility was not meeting its profitability objective, and they wished to sublet. The proposed new operator expressed a desire to purchase the property, and a sales contract was executed in August. The closing has been delayed while the prospective buyer seeks approval from the local authorities for proposed changes in the facility. While there is never a guarantee that the sale will close, we now anticipate that closing will take place in the Second Quarter of 2008. This would result in net sales proceeds of approximately $1.1 million, which would be distributed in August. The Wendy’s operation shut down in September of 2007, but the tenant continues to meet its obligation to pay the rent.

•

Phoenix, Arizona (operates as a Denny’s restaurant): The tenant renewed the lease through April 30, 2009. We believe this property may be attractive as a purchase by another restaurant operator with greater financing capabilities than the existing tenant. Accordingly, we have listed the property for sale with a broker (current asking price is $975,000).

OTHER

•

Des Moines, IA (operates as Daytona’s All Sports Café): The lease on the property expires as of February 28, 2008 and Management did not include a lease renewal or a new tenant in the 2008 budget. Management will work to negotiate either a lease renewal with Daytona’s; or a new tenant lease.

•

Park Forest, IL (operates as a Popeye’s restaurant): We previously reported that the tenant had failed to meet its monthly rent and property tax obligations. Management instituted legal action for possession of the property, and the tenant subsequently executed a settlement agreement. We are now able to report that the tenant has paid its entire past due amounts and is current under the terms of the lease and the settlement agreement as of December 31, 2007 (approximately $45,000 were received from the tenant during the Fourth Quarter).

In December of 2007, a small parcel of the Park Forest property was sold to the Illinois Department of Transportation. The net proceeds of $34,000 ($.73 per unit), are included in the February 15, 2008 distribution.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the First Quarter of 2008 is scheduled to be mailed on February 15, 2008.

•	When can I expect the December 31, 2007 Net Asset Value (NAV)?

The Net Asset Value letter from the General Partner is scheduled to be mailed in February of 2008. Please note that a year-end NAV should be adjusted (reduced) for any subsequent property sales during the following year.

•	When can I expect to receive my 2007 Schedule K-1?

According to IRS regulations we are not required to mail K-1’s until April 15th. The 2007 K-1’s are scheduled to be mailed out by mid- March of 2008.

•	When can I expect to receive my 2007 Annual Form 10-K Report?

Your Annual Report is scheduled to be mailed in May of 2008.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address listed below:

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2007

	PROJECTED	ACTUAL	VARIANCE
	4TH QUARTER 12/31/2007	4TH QUARTER 12/31/2007	BETTER (WORSE)
OPERATING REVENUES
Rental income	$657,849	$618,072	($39,777)
Interest income	7,700	9,986	2,286
Gain on sale of investment property	0	25,159	25,159
Other income	0	4,401	4,401

TOTAL OPERATING REVENUES	$665,549	$657,618	($7,931)

OPERATING EXPENSES
Insurance	$12,486	$9,885	$2,601
Management fees	56,925	56,711	214
Overhead allowance	4,590	4,585	5
Advisory Board	2,625	2,625	0
Administrative	6,640	5,696	944
Professional services	18,090	17,747	343
Auditing	17,700	28,150	(10,450)
Legal	9,000	871	8,129
Property Expenses	6,702	4,921	1,781

TOTAL OPERATING EXPENSES	$134,758	$131,191	$3,567

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	($124)

NON-OPERATING EXPENSES
Depreciation	$55,862	$50,458	$5,404
Amortization	4,296	4,371	(75)

TOTAL NON-OPERATING EXPENSES	$60,158	$54,829	$5,329

TOTAL EXPENSES	$194,916	$186,144	$8,772

NET INCOME	$470,633	$471,473	$840

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	60,158	54,829	(5,329)
Recovery of amounts previously written off	0	(3,107)	(3,107)
Gain on sale of investment property		(25,159)	(25,159)
(Increase) Decrease in current assets	(320,467)	(265,153)	55,314
Increase (Decrease) in current liabilities	(946)	2,599	3,545
(Increase) Decrease in cash reserved for payables	(937)	(4,485)	(3,548)
Current cash flows advanced from (reserved for) future distributions	122,450	117,962	(4,488)

Net Cash Provided From Operating Activities	$330,891	$348,959	$18,068

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	$(5,000)	$(3,708)	$1,292
Recovery of amounts previously written off	0	3,107	3,107
Net proceeds from sale of investment property		33,609	33,609
Payment of Leasing Commissions	0	(3,240)	(3,240)

Net Cash (Used In) From Investing And Financing Activities	$(5,000)	$29,767	$34,767

Total Cash Flow For Quarter	$325,891	$378,726	$52,835
Cash Balance Beginning of Period	676,621	702,162	25,541
Less 3rd quarter 2007 L.P. distributions paid 11/07	(325,000)	(290,000)	35,000
Change in cash reserved for payables or future distributions	(121,513)	(113,477)	8,036

Cash Balance End of Period	$555,999	$677,411	$121,412
Cash reserved for 4th quarter 2007 L.P. distributions	(325,000)	(375,000)	(50,000)
Cash reserved for payment of accrued expenses	(95,514)	(163,785)	(68,271)
Cash advanced from (reserved for) future distributions	0	(4,488)	(4,488)

Unrestricted Cash Balance End of Period	$135,485	$134,138	$(1,347)

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$375,000	$50,000
Mailing Date	02/15/2008	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2008 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT INVESTMENT PROPERTIES

AS OF DECEMBER 31, 2007

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
BLOCKBUSTER (2)	OGDEN, UT	646,425	9,000	1.39%						646,425	9,000	1.39%
DENNY’S (3)	PHOENIX, AZ	972,726	72,000	7.40%		183,239	0	0	0.00%	1,155,965	72,000	6.23%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	71,500	8.26%		221,237	0	0	0.00%	1,087,137	71,500	6.58%
DAYTONA’S All SPORTS CAFÉ (4)	DES MOINES, IA	845,000	12,000	1.42%		52,813	0	0	0.00%	897,813	12,000	1.34%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only investment property held by the Partnership as of December 31, 2007.
2:	The Blockbuster lease expires on January 31, 2008 and Management is not assured that the lease will be renewed or a new tenant will be found. Therefore, for report purposes only one month of rent is shown. In December of 2007, Management executed a listing agreement with an unaffiliated broker for the sale of the property. The current asking price is $1.25 million. The Broker is also authorized to pursue a lease extension with Blockbuster or a lease with a new tenant.
3:	The Denny’s lease was renewed as of November 30, 2007 for a period of 18 months. In early January of 2008, Management executed a listing agreement with an unaffiliated broker for the sale of the property. The current asking price is $975,000.
4:	The Daytona’s lease expires on February 28, 2008 and Management is not assured that the lease will be renewed or that a new tenant will be found. Therefore, only two months of rent are shown for report purposes.
5:	A sales contract was executed in August of 2007 for the sale of the property at a sales price of $1.17 million. Closing was expected to be during the Fourth Quarter of 2007, but at the request of the buyer, it is now anticipated to be during the Second Quarter of 2008. Until closing, the Partnership will receive monthly rent of $6,440 from the tenant who ceased operations effective September 30, 2007. For report purposes, since there is no assurance of a completed sale, the annual base rent shown includes a full twelve months of rent.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2008 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT INVESTMENT PROPERTIES

AS OF DECEMBER 31, 2007

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%
PANDA BUFFET	GRAND FORKS, ND	739,375	37,000	5.00%						739,375	37,000	5.00%
WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S (5)	CHARLESTON, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		12,530,248	1,318,340	10.52%		541,789	29,849	0	0.00%	13,072,037	1,318,340	10.09%

Note:

1:	This property summary includes only investment property held by the Partnership as of December 31, 2007.
2:	The Blockbuster lease expires on January 31, 2008 and Management is not assured that the lease will be renewed or a new tenant will be found. Therefore, for report purposes only one month of rent is shown. In December of 2007, Management executed a listing agreement with an unaffiliated broker for the sale of the property. The current asking price is $1.25 million. The Broker is also authorized to pursue a lease extension with Blockbuster or a lease with a new tenant.
3:	The Denny’s lease was renewed as of November 30, 2007 for a period of 18 months. In early January of 2008, Management executed a listing agreement with an unaffiliated broker for the sale of the property. The current asking price is $975,000.
4:	The Daytona’s lease expires on February 28, 2008 and Management is not assured that the lease will be renewed or that a new tenant will be found. Therefore, only two months of rent are shown for report purposes.
5:	A sales contract was executed in August of 2007 for the sale of the property at a sales price of $1.17 million. Closing was expected to be during the Fourth Quarter of 2007, but at the request of the buyer, it is now anticipated to be during the Second Quarter of 2008. Until closing, the Partnership will receive monthly rent of $6,440 from the tenant who ceased operations effective September 30, 2007. For report purposes, since there is no assurance of a completed sale, the annual base rent shown includes a full twelve months of rent.